AMO

ADVANCED MEDICAL OPTICS

October 18, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Attention: Mr. Perry J. Hindin, Special Counsel

RE:	Advanced Medical Optics, Inc.

Definitive 14A filed April 17, 2007 (File No. 001-31257)

Dear Mr. Hindin:

At the request of Advanced Medical Optics, Inc. (“AMO”), I am submitting the following responses to the comments in your letter (the “Comment Letter”) dated August 21, 2007 to James V. Mazzo, Chairman, President and Chief Executive Officer of AMO. Courtesy copies of this response are included for the convenience of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). For your convenience, please note that we have repeated your comments from the Comment Letter below in bold type, and the numbered items below correspond to the number of the corresponding comment set forth in the Comment Letter.

Director Compensation, page 6

1.	Similar to your summary compensation table, include a footnote describing all assumptions made in the valuation of stock awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the Instruction to Item 402(k) of Regulation S-K, indicating that the Instruction to Item 402(c)(2)(v) and (vi) applies equally to Item 402(k).

AMO acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly.

1700 E. St. Andrew Place, Santa Ana, CA 92705

Mr. Perry J. Hindin

October 18, 2007

2.	You indicate on page 7 that in 2005, you discontinued the director stock options awards program in favor of a restricted stock program. To the extent you issued to your directors restricted stock in 2005, please disclose by footnote to the stock awards column the aggregate number of stock awards outstanding at fiscal year end. See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

We respectfully advise the Staff that all shares of restricted stock granted to AMO non-employee directors in 2005 were vested as of December 31, 2006. Our understanding is that disclosure was only required in this instance for unvested stock awards as of December 31, 2006. Vested stock awards, including outstanding stock granted to AMO’s Directors in 2005, have been reported in aggregate in the stock ownership table on page 19.

Compensation Discussion and Analysis, page 22

3.	You provide a description of how company performance affects compensation levels, but little discussion of individual performance, even though your disclosure suggests it is a factor in determining compensation. For example, you state that in reaching the decision to fund bonuses for the named executive officers other than your chief executive officer, the compensation committee considered “additional factors, such as business unit and individual performances in comparison to performance objectives established early in 2006.” You also state that the annual review of individual executive performance is an important factor in determining the amount of stock incentives awarded. Please expand your disclosure to provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, tell us how the factors discussed in the second sentence of the second whole paragraph on page 33 modified what would otherwise have been the compensation committee’s bonus decision if they had solely considered just the achievement of the financial goals discussed in the immediately preceding paragraph. See Item 402(b)(2)(vii) of Regulation S-K.

AMO acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly.

Mr. Perry J. Hindin

October 18, 2007

4.	Please explain the statement on page 22 that “[c]ompensation data is generally regressed for market capitalization to ensure that the data is not distorted by larger companies.” For example, how were the compensation levels of companies having market capitalizations far in excess of Advanced Medical Optics, such as Alcon and Allergan, used as comparison points in determining your levels of compensation?

AMO acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly.

5.	You state that targets for compensation and benefits programs are generally set at the market median. Disclose the percentile of market represented by the actual compensation paid for 2006.

AMO acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly.

Stock Incentives, page 22

6.

Supplement your disclosure to better explain how the 2006 and 2007 performance awards are calculated. Consider providing an example to illustrate how many restricted stock units a particular named executive would receive if your total stockholder return was positive and exceeded the 50th percentile of the peer group over the relevant period.

AMO acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly.

Employment Agreements, page 26

7.	Please provide a clear and concise summary of the material terms and conditions of your named executive officers’ employment agreements and analyze why the employment agreements were designed and structured to provide the mentioned material compensation elements and levels. Consider locating the detailed discussion of termination provision s on pages 27 through 29 to a more appropriate section, such as your “Potential Payments Upon Termination or Change-in-Control” discussion on page 43.

Mr. Perry J. Hindin

October 18, 2007

AMO acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly.

Annual Management Incentive, page 33

8.	You state in the first paragraph of this section that each named executive officer other than your chief executive officer could receive from zero to 150% of his or her target award. You also identify the three incentive pool funding targets for each of the two corporate financial goals (operating income and revenue) and you indicate that the compensation committee ultimately decided to fund bonuses for such officers at 50% of their respective target amounts. However, it is unclear what effect the achievement of a particular financial target would have on the amount of bonus paid. For example, if the officers met the threshold level for operating income and the maximum level for revenue, at what level would bonuses be funded? Please disclose such information. Also disclose the actual incentive pool funding targets that were met and how such achievements correlated to the compensation committee’s bonus funding decision.

AMO acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly.

2006 Grants of Plan-Based Awards, page 36

9.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer’s compensation and that of other named executive officers. For example, we refer you to the option awards granted to your chief executive officer as compared to the option awards paid to your other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers.

AMO acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly.

Mr. Perry J. Hindin

October 18, 2007

AMO hereby acknowledges that:

•	AMO is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	AMO may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to telephone me at (714) 247-8512 with any questions regarding our responses to your comments.

Very truly yours,

/s/ Aimee S. Weisner
Aimee S. Weisner
Executive Vice President, Administration, General Counsel and Secretary

cc: James V. Mazzo